QUILA MARIA'S TEQUILA RIA

CROWD*FUND*

PITCH DECK

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Quila Maria Margarita Lopez
Guadalajara . Tampa


2009 WINE & SPIRITS
TASTING COMPETITION
Winner
TEQUILA
REPOSADO

TEQUILA BLUE HEAD WINS DOUBLE GOLD FOR EACH STYLE OF TEQUILA

"the double gold medal is reserved for only those spirits who receive a unanimous vote of all 24 judges on our panel, truly a remarkable feat."

San Francisco World Spirits Competition. 2008


SAN FRANCISCO
WORLD
SPIRITS
COMPETITION
2008
DOUBLE
GOLD


2010 WINE & SPIRITS
Winner
GOLD


BLUE HEAD
TEQUILA
BLUE HEAD
Silver
PURO 100% AGAVE
HECHO EN JALISCO
MEXICO


BLUE HEAD
TEQUILA
BLUE HEAD
Reposado
PURO 100% AGAVE
HECHO EN JALISCO
MEXICO


BLUE HEAD
TEQUILA
BLUE HEAD
Añejo
PURO 100% AGAVE
HECHO EN JALISCO
MEXICO


SAN FRANCISCO
WORLD
SPIRITS
COMPETITION
2008
DOUBLE
GOLD


2010 WINE & SPIRITS
WSWA TASTING COMPETITION
Winner
SPIRITS
DOUBLE
GOLD


SAN FRANCISCO
WORLD
SPIRITS
COMPETITION
2008
DOUBLE
GOLD


2011 WINE & SPIRITS
WSWA TASTING COMPETITION
Winner
SPIRITS
DOUBLE
GOLD

Crystal clear color. Nose offer pungent complex aromas. Intense flavors, yet attractively earthy. Wonderful development in the mouth, smooth and very expressive. Great character with a lengthy finish.

Pale watery color with a hint of gold. Complex aromas, a whiff of cinnamon with a malty grain note. Beautiful integration of spirit and wood, a full flavored style which is very elegant on the finish.

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Dark bronze. Exotic characters in great amounts. Wonderful butterscotch flavor surrounded by an earthy complex of flavors. Carried into the mouth cleanly and with an undeniable spirit. Twist of smoke links the flavors and leads to a full, powerful finish.


INTERNATIONAL WINE & SPIRIT COMPETITION
IWSC
GOLD
2009
BEST IN SHOW

"MARGARITAS ALWASYS TASTE BETTER IN MEXICO…

…BECAUSE WE MAKE THEM DIFFERENTLY HERE. WE BEGIN WITH REAL LIME JUICE, BROUGHT DIRECTLY TO OUR TEQUILA RIA FROM THE LIME JUICE CAPITAL OF THE WORLD, TECOMAN, MEXICO, JUST SOUTH OF OUR FACTORY. WE THEN ADD REAL CANE SUGAR, NOT FRUCTOSE, TO GET THE PERFECT TASTE OF SWEET AND SOUR. FINALLY, WE ADD JUST THE RIGHT AMOUNT OF OUR AWARD WINNING TEQUILA GIVING US THE PERFECTO MARGARITA.

WE HOPE YOU ENJOY QUILA MARIA'S AUTHENTIC, FRESH TASTING MARGARITAS."

SALUD MY AMIGOS.

QUILA MARIA MARGARITA LOPEZ
GUADALAJARA

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Real Lime • Real Tequila
REAL MARGARITAS
QUILA MARIA's
750ml

QUILA MARIA'S®
TEQUILA
SILVER
100%
De Agave
HECHO EN
MEXICO
750 ml
40% ALC VOL • 80 PROOF

THE "CHIEF" AND SAUL, OWNER OF TEQUILERA LAS JUNTAS, WITH A FRESH BATCH OF WEBER BLUE AGAVE READY TO BE ROASTED IN THE OVEN, THE FIRST STEP IN THE DISTILLATION PROCESS. LAS JUNTAS WILL CONTINUE TO DISTILL AND BOTTLE TEQUILA BLUE HEAD UNTIL SUCH TIME AS QUILA MARIA'S TEQUILA RIA IS DISTILLING AND BOTTLING.

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THIS IS THE BOTTLING LINE AND PRODUCTION ROOM WE BUILT AT TEQUILERA LAS JUNTAS. AT LEFT IS STAINLESS STEEL 1,000 GALLON, (3,780 LITERS) MIX TANK WHERE WE MIXED THE MARGARITAS. WE CAN PRODUCE APPROXIMATELY 2,160, 1.75 LITER BOTTLES OF MARGARITAS, ONE RUN, WHICH YIELDS 360 SIX-PACK CASES. FIVE PEOPLE CAN ACCOMPLISH THIS TASK IN A 10 HOURS DAY, INCLUDING CLEANING AND PREP WORK FOR THE NEXT DAY'S RUN. PRODUCING AND BOTTLING MARGARITAS THREE DAYS PER WEEK AT THIS RATE, WE COULD BOTTLE APPROXIMATLEY 50,000 CASES PER YEAR OF MARGARITAS, OR TEQUILA.

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THIS IS A 300 GALLON STILL THAT WILL PRODUCE APPROXIMATLEY 1,500 BOTTLES, (750 ml) 0F TEQUILA DAILY. IF WE DISTILL ONE DAY PER WEEK, WE CAN PRODUCE AND BOTTLE 12,500 CASES (SIX-PACK CASES) OF TEQUILA ANNUALLY.

QUILA MARIA'S TEQUILA RIA ™


Quila Maria Margarita Lopez
Guadalajara

- With a very small tequila ria, comparable to the one we built at Tequilera Las Juntas, we can produce and bottle in excess of 50,000 cases of margaritas and 12,500 cases of tequila annually.
- A small building of approximately 5,000 square feet is sufficient and gives us plenty of room to accomplish the task.
- Producing and bottling our own brands increases our margins dramatically, consequently increasing Unit holder value.
- Only 8 distilleries in Mexico produce and bottle their own brands, exclusively; Quila Maria's will be the ninth.


Where Tequila Is Made
Known dedicated to 1 brand (8)
6%
13%
Dedication unknown (18)
81%
Creates multiple brands (113)
Active Distilleries (139)
.7%
Made in a dedicated distillery (8)
1.5%
Made in a distillery that may be creating multiple brands (18)
97.8%
Made in a distillery that creates multiple brands (1170)
Active Brands (1196)
Tequila Matchmaker
Source: Tequila Matchmaker, October 2015

HIGH WEST DISTILLERY SELLS TO CONSTELATION BRANDS FOR $160 MILLION

October, 2016

55,000 Cases Sold in 2016

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The worlds 10 largest liquor companies crave acquisitions of upstart brands that they can market globally. Consequently, they are willing to pay top dollar for brands that offer potential for worldwide distribution. Below is only a few that sold and released their numbers.

Brand	Category	Buyer	Year	Revenue (Million)	Price (Million)	Valuation (X Revenue)
Hypnotiq	Liqueur	Heaven Hill	2005	$2.2	$40	18.0x
42 Below	Vodka	Bacardi	2006	$7.0	$91	13.0x
Chambord	Liqueur	Brown-Foreman	2006	15.6	$255	16.3x
Cabo Wabo	Tequila	Campari	2007	$9.5	$91	9.6x
Ultimat	Vodka	Patron	2007	$2.4	$17	7.1x
Effen	Vodka	Jim Beam	2009	$10.0	$68	6.8x
Leblon	Cachaca	Bacardi(30%)	2010	$2.0	$14	20.0x
Zacapa	Rum	Diageo	2010	$12.7	$200	15.8x
Skinny Girl	Margaritas	Jim Beam	2011	$8.0	$90	11.2x
Average				$7.7	$96	13.1x

Once we have our Tequila Ria up and on, distilling and bottling, we believe we can attract an industry partner that would fund our expansion nationally. An example of this is Leblon. (see chart on left) Bacardi invested $14 million for a thirty percent stake. Lebron's sales were $2 million.

Also, Hypnotiq, a Liqueur, had $2.2 million in sales and sold to Heaven Hill for $40 million.

On the previous slide, page, Constellation Brands purchased High West Distillery in Salt Lake City. The purchase price was $160 million on 55,000 cases sold. No number was given as to the sales, or price, of their cases.

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FOUNDERS. MANAGING MEMBERS. ADVISORY BOARD

JESSE LEE CARRIGAN. FOUNDER. MANAGER, U.S.

Jesse is the Co-founder of Tequila Blue Head and Quila Maria's Tequila Ria. Tequila Blue Head was founded in 2005 and produced and bottled it's first truckload of tequila,9,600 bottles in 2007. In 2008, Tequila Blue Head was awarded "Double Gold" medals in all three styles of tequila, Blanco, Reposado, and Anejo, by the San Francisco World Spirits Competition, perhaps the most prestigious of such organizations worldwide. At the time, it was said that is was the first time a spirit had accomplished such a task. Mr. Carrigan was responsible for the design of the logo, the bottles, and all aspects of the packaging. Additionally, he was responsible for all import licenses and permits required to distribute and sell the tequila into the United States. Within two years, Tequila Blue Head was being sold in eleven states by some of the largest and most respected distributors in the industry, including J.J. Taylor in Florida, United in Georgia, Athens Distributing in Tennessee, and DBI in San Francisco. In 2015, Tequila Blue Head's financial partner, died of a brief illness, causing cessation of necessary funding and ultimately the collapse of Tequila Blue Head. See **"Tequila Blue Head,"** Slide 19.



Jesse Lee Carrigan

JOSE LEONARDO LOPEZ. FOUNDER, MANAGER. MEXICO

The "Chief," a moniker given to him as respect for his Native Tribe, the mighty Purepacha's, of Michoacán, Mexico, is a Co-Founder of Tequila Blue Head and Quila Maria's Tequila Ria. The "Chief" was responsible for all things required to secure licensing approvals to produce and bottle tequila for export into the United States from Mexico, including labels and bottle design. He was a partner in Tequilera Las Juntas, the distiller for Tequila Blue Head, and oversaw all aspects of the distilling and bottling operation. Additionally, he was responsible for the building and construction of the production facilities, equipment manufacturing, harvesting of the blue agave and its preparation for the distillation process and charring of the ageing barrels.

He is a recognized tequila aficionado, highly respected for his craft. He is native to the State of Michoacán, south of Guadalajara, and spent his childhood working in the blue agave fields. See **"Tequila Blue Head,"** Slide 19.



**Jose Leonardo Lopez
The "Chief"**

DALTON L. LOTT. INVESTOR. ADVISORY BOARD

Dalton is founder and retired former CEO of Club Marketing Services of Duncanville, Texas. Lott also owns and manages Jet Center of Dallas (a fixed-base operator at Dallas Executive Airport), Club Air, Universal Sourcing Group, The Oak Grove Inn and Oak Grove Campground in Branson, MO, and numerous other real estate holdings.

In the early 1980's, Dalton identified the development of the wholesale club movement, and formed a company to provide sales and marketing services to manufacturers who sell through wholesale clubs. Today, Club Marketing Services is among the largest firms of its type, with major business at Wal-Mart and Sam's Clubs. The firm and its affiliates have more than 200 personnel, with offices in Dallas, TX and Bentonville, AR plus Toronto, Canada, Puerto Rico and Mexico City. Lott sold this business to Advantage Sales & Marketing out of California in June, 2014 to spend more time with his family, pursue his passion to travel and engage in other investments. Dalton is a past member of the Parkland Hospital Foundation Board, served as Vice Chairman of Metro Economic Development Board with Bishop T.D. Jakes, and is past president of Duncanville Chamber of Commerce and Rotary Club.

Dalton and his wife, Linda, a retired school teacher, are lifelong friends with Jesse and his wife, Dianne Carrigan, having gone to junior and senior high schools with each other.



Dalton L. Lott

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Cindy Jordan Buckingham

CINDY JORDAN BUCKINGHAM. INVESTOR. ADVISORY BOARD



Quila Maria

"~~Jose Cuervo~~ you are a friend of mine, I like to drink you with a little salt and lime…"

Cindy brings a unique talent to the Company. When she was 24 years old she wrote "**Jose Cuervo, You Are a Friend of Mine**," Performed by Shelly West in 1983, the song hit the top of the charts and went on to be Billboards #1 Song of the Year. That same year, USA Today reported that Jose Cuervo Tequila sales skyrocketed to 14 million cases, and the number 1 selling tequila, a position they still hold.

As a song writer, Cynthia has agreed with the Company to change the lyrics from "Jose Cuervo" to "Quila Maria" and has written other songs to help the Company promote its products. Cynthia is a trained classical pianists and has had in excess of 4 million downloads of her music over the internet. She has recorded 18 CD's and her music is played regularly on cable radio and wellness environments worldwide. She has written two non-fiction books and four historical fiction books as well as Easy To Learn Piano instructional books. Her website is cynthiaproductions.com.

T Gosney Thornton

T. GOSNEY THORNTON. INVESTOR. ADVISORY BOARD



Tom is a cellular phone tower pioneer and entrepreneur. He has thirty years experience in the industry, in all aspects of the industry. He has developed national accounts being responsible for the wireless sales and marketing efforts, negotiated contracts with television and radio broadcast companies at local and national levels. He has negotiated contracts with land owners for site acquisition, dealt with the FAA, city, county and state's to assure the proper construction of the towers for digital (DTV) transition. Tom is also President and founder of New Horizons Towers which owns and operates fifty-four towers in three states.

Tom is also an accomplished musician and vocalists. He is active in recording and performing in clubs and other venues and travels extensively promoting his music. Tom recently recorded a new album, "Songs & Tails Of The Old Chisolm Trail," with K.R.Woods and friends. Tom is the lead vocal on two songs, including famed ballad "Rawhide." Tom's wife, Pam, is an author, having written and published her first novel. Pam is also an Advisory Board member.

.

KR WOOD
AND FRIENDS
SONGS + TALES OF THE
OLD CHISHOLM TRAIL
RED STEGALL
DON EDWARDS
RAY BENSON
MICHAEL MARTIN MURPHEY
AUGIE MEYERS
GARY P. NUNN
MIKKI DANIEL
KIMMIE RHODES
T GOZNEY THORNTON
BOBBY KEEL
BOB LIVINGSTON
DOUG MORELAND
150 YEAR
ANNIVERSARY
1867-2017

Dennis Buckingham

DENNIS BUCKINGHAM. INVESTOR. ADVISORY BOARD



Dennis is ***"the 'Jose Cuervo girl's' husband,"*** he likes to say, and is also a singer and songwriter who has helped Cindy write and compose several of her songs. A seasoned entrepreneur, oil man, and multi-level marketing expert, Dennis saw opportunity early in the "deregulated electricity and natural gas" industry in Texas and has a substantial "downline" with Ambit Energy.

Dennis is also the brother of Tequila Blue Head Co-Founder, Darryl A. Buckingham, deceased, and was responsible for all oil and gas operations in Texas for Buckingham Oil Interests. Dennis is also a shareholder in Tequila Blue Head.

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INVESTMENT PERKS

INVEST*

$100


QUILA MARIA'S

Payment voucher for 1 bottle.

$300


TEQUILA
BLUE HEAD
Silver

Payment voucher for 1 bottle.

$400


TEQUILA
BLUE HEAD
Reposado

Payment voucher for 1 bottle.

$500


TEQUILA
BLUE HEAD
Añejo

Payment voucher for 1 bottle.

$1,200

Receive payment voucher for 1 bottle each of margaritas, silver, reposado, and anejo tequila.

$2,400

Receive payment voucher for 2 bottles each of margaritas, silver, reposado, and anejo tequila.

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$10,000 or More

Drink margaritas, tequila, and have dinner with the "Chief," at perhaps the finest restaurant in Mexico, Santo Coyote. Dinner and cocktails on Quila Maria's, travel and accommodations on the investor. Available upon completion and opening of Quila Maria's Tequila Ria.


SANTO COYOTE



$25,000 or More

Age is a beautiful thing, as will be the investors name on a gold plate on a barrel of tequila, celebrating the distilling of our first batch of Quila Maria's Tequila.

It will be aged for five years before release and the investor will receive a voucher for a case, six bottles, at that time.




SINGLE BARREL AGED
BLUE HEAD

Proposed bottle design may change.

*Product will be shipped through an online retailer. Shipping and handling to be paid by investor at time of order, redemption of the voucher. Not redeemable immediately as product has to be produced, bottled and shipped. Quila Maria's complies with all federal, state, and local liquor laws and all appropriate taxes will be paid prior to shipping. Offer good to those 21 years of age or older. All product must be redeemed via voucher.

PAYMENT VOUCHERS & SHIPPING POLICY

Payment Vouchers will be issued via Wefunder.com to investors who invest in Quila Maria's Tequila Ria, LLC's, Crowdfund as provided on Slide 15, above. The Payment Vouchers may only be redeemed for the products through licensed retailers. Currently, the Company only has one retailer in Florida who has agreed to accept the vouchers and ship to voucher holders. The retailer is allowed to ship product into 29 states;

ALABAMA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, FLORIDA, GEORGIA, IOWA, IDAHO, INDIANA, KANSAS, LOUISIANA, MARYLAND, MICHIGAN, MISSOURI, NEBRASKA, NORTH CAROLINA, NEW YORK, NEW JERSEY, OHIO, OKLAHOMA, SOUTH CAROLINA, TENNESSEE, TEXAS*, VIRGINIA, VERMONT, WEST VIRGINIA, WASHINGTON, WISCONSIN, WYOMING AND THE DISTRICT OF COLUMBIA.



Investors, in states not currently on the list for shipping, will be dependent on the Company securing a distributor and online retailer who provide such services. The Company believes that to be possible and every effort will be made in a timely manner to accomplish the investors ability to execute the voucher and receive the promised product.

However, the Company has no inventory of margaritas and tequila; therefore, no vouchers can be redeemed and product shipped until the Company has the necessary inventory to supply to the retailer for shipment. Voucher holders will be notified when tequila and margaritas become available.

Additionally, the online retailer may charge a nominal delivery fee and collect the appropriate sales tax, if applicable. Florida currently has a seven-percent tax rate. Additionally, all alcohol products must be shipped "signature required," and signed for by someone 21 years or older.

*TEXAS allows online sales; however, no retailer outside of Texas is allowed to ship into the state. Once we have inventory, we will appoint a distributor and retailer that will ship to residents of Texas. Similarly, investors in other states not listed should be able to redeem their Payment Vouchers. Should the Company not be able to appoint online retailers in states where it is not allowed, the Payment Vouchers will be used to redeem other promotional items, i.e., shirts, hats, etc. Every effort will be made to honor the Payment Vouchers for our tequila and margaritas.

SALUD AMIGOS!

Quila Maria Margarita Lopez
Guadalajara, Mexico

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QUILA MARIA'S TEQUILA RIA ™

RISK FACTORS

- The distillation of tequila is highly regulated in Mexico, extensive permits and the Consejo Regulador del Tequila (CRT), the self-governing agency of the tequila industry, issues requisite approvals. The CRT may not approve the Company's applications to build and operate a tequila distillery, nor approve the Company's labels or quality of products. Additionally, mandatory fees by the CRT to operate a tequila distillery are required, and if not paid in a timely manner, may result in forced closure by the CRT.

- The importation of tequila and margaritas into the United States is highly regulated and highly taxed. Once our tequila and margaritas are approved for bottling, and shipment into the United States, Federal Agencies FDA and DHS must approve the shipments and the Company meet guidelines required by such agencies. The Customs procedures are timely and expensive, and can cause extensive delays in our product being imported.

- The Distribution of alcohol products in the United States is difficult and highly regulated. There are in excess of one-thousand tequila brands, all vying for distribution. Major suppliers of highly recognized brands have a tremendous advantage and can, and do, make it difficult for smaller brands to achieve distribution. Consequently, smaller brands must out market and out sell the larger competitors with tremendously smaller marketing budgets, an extremely difficult and risky task.

- Retail shelf space is tight and difficult to obtain. Large chain retailers demand discounts to smaller and upstart brands, thereby shrinking margins. Smaller, independent retailers can be more difficult and demanding, requiring prices to match larger retailers, yet often demanding "free goods." As an example, they may require a "free case of margaritas" if they purchase a case of tequila. Large distributors and major brands often use such marketing tactics by giving away "free goods," as incentives to the retailer to purchase large volumes of a premium product.

- The Company will target distribution of its tequila and margaritas by using smaller, independent distributors. Smaller distributors with limited brands must sell their portfolio at higher prices. This results in overall shelf price being much higher and therefore creating less opportunity to attract "value buyers," those who purchase products with little concern for the products quality. Additionally, smaller distributors demand better terms regarding payment of inventory. Larger distributors usually accept thirty-day terms for payment while smaller distributors require sixty and ninety day terms. This can, and does, create cash flow problems for the Company causing the supply side of our business to slow.

RISK FACTORS CONT.

- The Company's initial plan of distribution is in Florida and the Southeastern United States of Georgia, South Carolina, Tennessee, Louisiana and Arkansas. The Company's tequila and margaritas will require the registration of the brands and get label approvals in each individual state. This is not particularly expensive, but slow, and could cause the Company's distribution plans to be slower than we anticipate. As the Company expands into other states, each one will also require such approvals.

- Initially, the Company will bottle Tequila Blue Head under contract with Tequilera Las Juntas in Amatitan, Mexico. Las Juntas currently produces several other brands of tequila, and the Company will be dependent upon Las Juntas to produce and bottle Tequila Blue Head in a timely manner. Distilling and bottling tequila is time consuming; consequently, the Company will be subject to having its orders fulfilled slower than needed, should Las Juntas be producing and bottling another brand.

- Initially, the Company's portfolio will include Tequila Blue Head and Quila Maria's Tequila and Classic Lime Margaritas. Major liquor marketers and brands have several flavors of tequila, margaritas and other ready-to-drink products available creating a tremendous advantage on the retail shelf. Shelf space is difficult to obtain and a major brand with several flavors can, and does, demand that a retailer inventory all flavors, squeezing the small brand off the shelves or prime placement. The Company does plan to develop other flavors of ready-to-drink margaritas; however, development of flavors and getting the required approvals is time consuming and expensive and will require the Company to spend its resources.

- Quila Maria's Tequila Ria, is a start-up company; investors should not invest more than they can afford to lose. They could lose their entire investment.

- The Company will not be able to build the tequila ria until substantially all of the $1,000,000 is subscribed, consequently the Company will have to rely on third-party bottling contractors and tequila distillery's. This will diminish margins increasing the difficulty of producing a profit. Although agreements are in place, no assurance can be made that the contractors will continue to produce and bottle the margaritas and tequila.

- The Company believes it can purchase bottling, distilling and other equipment sufficient to build the tequila ria with the allocated budget of $500,000. However, no assurance can be made that is sufficient capital to attain such a task.



TEQUILA
BLUE HEAD

DISCLOSURES & CERTAIN TRANSACTIONS

- Tequila Blue Head, LLC, was organized and began operations in 2005, by Messer's Carrigan, Lopez, and Darryl A. Buckingham, deceased, brother of advisory board and Quila Maria's Tequila Ria, LLC, co-founder, Dennis N. Buckingham.

- Darryl A. Buckingham died of a brief illness in August, 2015. Subsequently, his estate filed for bankruptcy protection, ending financial commitments for necessary funding of Tequila Blue Head, LLC, and Quila Maria's Tequila Ria, LLC. Tequila Blue Head, LLC, was not a party to the bankruptcy, nor was Messer's Carrigan and Lopez. Tequila Blue Head, LLC, was sued by one creditor which was resolved with a settlement of $4,200 to the creditor. No other creditor claims have been filed; however, should any claims be filed or develop, Mr. Carrigan and Mr. Lopez believe it will have no adverse affect on Tequila Blue Head's operations, not affect Quila Maria's in any way.

- Without the committed capital, Tequila Blue Head suffered the loss of inventory, sales, distribution and retail channels, and reputation, as a viable and growing concern.

- Members of Darryl A. Buckingham's immediate family, including Dennis N. Buckingham, Advisory Board Member, received 225,000 Units of Quila Maria's Tequila Ria, LLC, as consideration for investments made in Tequila Blue Head, LLC. Additionally, Cynthia Jordan Buckingham, Advisory Board Member, owns 300,000 Membership Units of Quila Maria's Tequila Ria, LLC.

- Tequila Blue Head, LLC, received 400,000 Membership Units, ten-percent(10%), in May, 2017, of Quila Maria's Tequila Ria, LLC, of pre Regulation C Membership Units, as consideration for the sale of all intellectual property and certain assets and liabilities of Tequila Blue Head, LLC, to Quila Maria's Tequila Ria, LLC. As Managers, and majority Unit holders of Tequila Blue Head, LLC, Messer's Carrigan and Lopez' beneficial ownership of Quila Maria's Tequila Ria has not increased. The Units will be issued and distributed to other Unit holders of Tequila Blue Head, not Messer's Carrigan and Lopez.

- Messer's Carrigan, Lopez, managers of Tequila Blue Head, LLC, changed the name of Tequila Blue Head, LLC, on May 5, 2017, to Don Mexico Brands, LLC. (Don Mexico)

- Don Mexico is reorganized and will serve as the importer for Quila Maria's and Tequila Blue Head tequilas and margaritas. The Managing Members of Quila Maria's Tequila Ria do not believe there to be a conflict of interest, as Don Mexico will only act as importer, thereby saving valuable time and expense of the importation process. Messer's Carrigan and Lopez will allocate only a fraction (no more than 1-2 hours per month and no compensation) of their time managing the import duties of Don Mexico Brands.

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